UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-33072

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

(formerly the Science Applications International Corporation 401(k) Profit Sharing Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAIC, Inc.

10260 Campus Point Drive

San Diego, California 92121

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 13

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	15

All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants of

Science Applications International Corporation Retirement Plan

(formerly the Science Applications International Corporation 401(k) Profit Sharing Plan)

San Diego, California

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (formerly the Science Applications International Corporation 401(k) Profit Sharing Plan ) (the Plan), as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 3 to the financial statements, the 2005 financial statements include class A common stock of Science Applications International Corporation valued at $1,093,606,000 (31% of net assets available for benefits) whose value has been estimated by the Plan in the absence of readily ascertainable market values. We have examined the procedures used by the Plan in determining the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a public market for the securities existed, and the difference could be material.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

San Diego, California

June 28, 2007

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
	2006	2005
ASSETS:
Participant-directed investments—at fair value:
Mutual funds	$4,111,013,000	$2,307,357,000
Common collective trust	16,378,000	12,899,000
Partially participant-directed investments—at fair value (Note 5):
SAIC, Inc. class A preferred stock	2,054,017,000	—
SAIC, Inc. common stock	38,220,000	—
Science Applications International Corporation class A common stock	—	1,093,606,000
Participant loans—at cost	53,875,000	51,531,000

Total investments	6,273,503,000	3,465,393,000

Receivables:
Company contributions	29,436,000	9,508,000
Receivable for stock sold	—	6,727,000

Total assets	6,302,939,000	3,481,628,000

LIABILITIES—Accrued plan expenses	97,000	67,000

NET ASSETS AVAILABLE FOR BENEFITS	$6,302,842,000	$3,481,561,000

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2006	2005
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(251,791,000)	$195,532,000
Reorganization merger special dividend (Note 2)	893,080,000	—
Interest and dividends	170,780,000	91,021,000

Net investment income	812,069,000	286,553,000

Contributions:
Participants	225,792,000	201,364,000
Employer	125,999,000	80,109,000
Employee rollovers	59,920,000	89,420,000

Total contributions	411,711,000	370,893,000

Total additions	1,223,780,000	657,446,000

DEDUCTIONS:
Distributions paid to participants	398,467,000	174,161,000
Administrative expenses	445,000	216,000

Total deductions	398,912,000	174,377,000

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFER	824,868,000	483,069,000
TRANSFER FROM SCIENCE APPLICATIONS INTERNATIONAL CORPORATION EMPLOYEE STOCK RETIREMENT PLAN	1,996,413,000	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,481,561,000	2,998,492,000

End of year	$6,302,842,000	$3,481,561,000

See notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (formerly the Science Applications International Corporation 401(k) Profit Sharing Plan) (the Plan) is for general information purposes only. Participants should refer to the Plan document dated January 1, 2006 and Summary Plan Description dated April 2007 for more complete information regarding the Plan.

As described in Note 2, on October 16, 2006, in connection with becoming a publicly-traded company, Science Applications International Corporation (the Company) completed a merger (reorganization merger) in which it became a wholly-owned subsidiary of SAIC, Inc (SAIC, Inc). SAIC, Inc. then completed an initial public offering of its common stock. Pursuant to the reorganization merger, each share of class A common stock and class B common stock of the Company was exchanged for two shares and 40 shares, respectively, of SAIC, Inc. class A preferred stock. Within these financial statements, the term Company refers to the sponsoring employer, Science Applications International Corporation and the term SAIC, Inc. refers to the publicly-traded parent of the sponsoring employer, SAIC, Inc.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a 401(k) plan with a profit-sharing feature and an employee stock ownership plan (ESOP) feature. Both employee and Company contributions to the Plan are held in a tax-deferred, qualified retirement trust fund.

The Plan is administered by the Science Applications International Corporation Retirement Plans Committee (the Committee), whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Effective January 1, 2006, the Science Applications International Corporation Employee Stock Retirement Plan (the ESRP), a separate plan sponsored by the Company, merged with the Plan. In connection with this merger, assets with a fair value of $1,996,413,000 on the date of the merger were transferred into the Plan from the ESRP and the name of the Plan was changed to the Science Applications International Corporation Retirement Plan. Comparative information as of and for the year ended December 31, 2005 contained within these financial statements and notes to financial statements relate to the Plan only.

Eligibility—Employees of the Company and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment.

Participant Contributions—Effective January 1, 2006, the Plan permits participants to defer up to 75% of their eligible compensation to the Plan. Prior to January 1, 2006, the Plan permitted participants to defer up to 25% of their eligible compensation to the Plan. Participant contributions are subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan permits contributions into funds that invest in SAIC, Inc. common stock and, prior to the reorganization merger and initial public offering, Company class A common stock, (collectively, the Stock Funds) subject to certain limitations. Participant directed contributions to the Stock Funds are limited to a maximum 50% of the employee deferral once a participant’s Stock Funds balance exceeds $50,000. In addition, participant rollovers into Stock Funds are limited to a maximum 50% of the rollover amount. Effective April 2007, participant contributions are limited to a 50% investment in the Stock Funds regardless of the participant’s Stock Funds balance.

Employer Contributions—The Company may make discretionary contributions, which include matching 401(k) contributions, profit sharing contributions and ESOP contributions. All participants are eligible to receive

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Company matching 401(k) contributions, which are limited to 50% of eligible participant deferrals up to 6% of eligible compensation. All employees who have completed both 850 hours of service during the Plan year and were employed by the Company on the last working day of the Plan year or whose employment terminated during the Plan year as a result of death or retirement after age 59  1/2 are eligible to receive Company discretionary profit sharing and ESOP contributions at the Company’s election in accordance with terms of the Plan. All Company profit sharing and ESOP contributions and a portion of Company matching 401(k) contributions are invested in Stock Funds and allocated to participant accounts. During the years ended December 31, 2006 and 2005, a portion of the Company contributions were invested in Stock Funds that were not exchangeable into other investments within the Plan. In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code (the Code). The Company made no additional contributions for the benefit of non-highly compensated participants for the Plan years ended December 31, 2006 and 2005.

Company contributions to the Plan are paid in cash or stock at the Company’s discretion. The Company made contributions in Company class A common stock of $22,000,000 during the Plan year ended December 31, 2006. The Company made no stock contributions during the Plan year ended December 31, 2005. Company contributions to the Plan are limited to the maximum amount deductible for federal income tax purposes.

Investment Funds—As of December 31, 2006, participants could direct the investment of their contributions in any combination of 21 mutual funds as well as SAIC, Inc. common stock (Common Stock Fund). All amounts in the Common Stock Fund are invested in common stock, except for estimated cash reserves, which are invested in the Vanguard Prime Money Market Fund and are primarily used to provide future benefit distributions, future investment exchanges and other cash needs. During the year ended December 31, 2006, a Preferred Stock Fund was created to facilitate the exchange of the Company’s class A common stock to SAIC, Inc. class A preferred stock pursuant to the reorganization merger. As of April 2, 2007, the Preferred Stock Fund is closed to new investment. An Unallocated Stock Fund also exists to temporarily hold quarterly Company ESOP contributions prior to their allocation to participant accounts.

As of December 31, 2006, a portion of SAIC, Inc. preferred and common stock from Company contributions were invested in Stock Funds that were not exchangeable into other investments within the Plan except upon termination of employment with the Company or its subsidiaries or other Plan provisions. In addition, all shares of class A preferred stock held by the Plan as of December 31, 2006 were subject to lock-up restrictions associated with the October 2006 reorganization merger and initial public offering as described in Note 2. On January 2, 2007, the Pension Protection Act of 2006 required that restrictions on a significant portion of the balances held in the Stock Funds be removed, allowing participants the ability to exchange into any other investment offered by the Plan. The Plan continued to allow terminated participants or participants age 59  1/2 or older to exchange out of or take distributions from the Stock Funds. As of January 31, 2007, the Company’s fiscal year end, 19,877,000 shares of SAIC, Inc, class A preferred stock and 388,000 shares of SAIC, Inc. common stock remain subject to restriction. One half of these shares will become exchangeable on January 2, 2008 and the other half will become exchangeable on January 2, 2009. All other contributions, including employee deferrals, rollovers, profit sharing and a portion of the Company matching 401(k) contributions, are invested according to participant direction. Effective April 2, 2007, all Company matching contributions are participant directed.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible,

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

allocations of the Company matching 401(k) contributions and the Company’s discretionary profit sharing or ESOP contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Vesting and Forfeitures—Participant’s elective deferrals and rollover contributions together with associated earnings vest immediately. Company contributions vest 20% on each anniversary date of employment with the Company and become fully vested after five years of service, as defined by the Plan. In addition, participants become fully vested in Company contributions upon reaching age 59-1/2, permanent disability or death while employed by the Company. Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $12,767,000 and $1,191,000. Forfeitures may be used to reduce future Company matching 401(k) contributions or to increase profit sharing or ESOP contributions. During the years ended December 31, 2006 and 2005, forfeitures in the amount of $3,440,000 and $842,000, were used from forfeited nonvested accounts. Forfeitures cannot be used to reduce future discretionary contributions.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 56 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 25 years. The loans are secured by the vested account balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions. As of December 31, 2006, outstanding loans bear interest rates ranging from 4% to 12%, and have maturities from January 2007 through December 2031. As of December 31, 2005, interest rates ranged from 4% to 11% on outstanding loans.

Distributions to Participants—For vested account balances less than $5,000, participants receive their vested account balance in a single lump sum upon termination of the employment with the Company. For vested account balances that exceed $5,000, a participant’s vested account balance is not distributed unless the participant elects to receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, attaining age 59-1/2, permanent disability or death. Former employees who have attained age 59-1/2 may elect to take a distribution of their mutual fund balances while leaving their Stock Fund balances in the Plan. These participants may also elect to take distributions of Stock Fund balances in shares of SAIC, Inc. common stock. After attaining age 59-1/2, a participant may make withdrawals even if still employed by the Company. A participant may make withdrawals from the Plan prior to attaining age 59-1/2 if the participant incurs a financial hardship, as specified by the Plan.

Tax Status—The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 3, 2001, that the Plan was designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter, however the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Related-Party Transactions—Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $35,000 and $15,000 for the Plan years ended December 31, 2006 and 2005, respectively.

At December 31, 2006, the Plan held 2,148,000 shares of SAIC, Inc. common stock and 115,459,000 shares of SAIC, Inc. class A preferred stock with a cost basis of $837,036,000. SAIC, Inc. is the parent company of the sponsoring employer. At December 31, 2005, the Plan held 24,900,000 shares of class A common stock of Science Applications International Corporation, the sponsoring employer, with a cost basis of $223,566,000. In connection with the Company’s reorganization merger and initial public offering of common stock in October 2006, shares of Science Applications International Corporation class A and class B common stock were exchanged for shares of SAIC, Inc. class A preferred stock as discussed in Note 2.

2.	INVESTMENT IN COMPANY STOCK

Reorganization Merger and Initial Public Offering—On October 16, 2006, in connection with becoming a publicly-traded company, the Company completed a reorganization merger in which it became a wholly-owned subsidiary of SAIC, Inc. SAIC, Inc. then completed an initial public offering of its common stock. Pursuant to the reorganization merger, each share of class A common stock and class B common stock of the Company was exchanged for two shares and 40 shares, respectively, of SAIC, Inc. class A preferred stock. The common stock of SAIC, Inc. has the same economic rights as the class A preferred stock of SAIC, Inc. but is entitled to one vote per share while the class A preferred stock of SAIC, Inc. is entitled to 10 votes per share. The shares of class A preferred stock of SAIC, Inc. were allocated 20% to series A-1 preferred stock, 20% to series A-2 preferred stock, 30% to series A-3 preferred stock, and 30% to series A-4 preferred stock. The different series are identical, except for applicable restriction periods. Shares of class A preferred stock are not transferable or convertible into common stock until the applicable restriction periods expire. The restriction periods expired on January 11, 2007 for series A-1 preferred stock and April 11, 2007 for series A-2 preferred stock, and will expire on July 10, 2007 for series A-3 preferred stock and October 8, 2007 for series A-4 preferred stock. However, as a result of certain diversification rights provided Plan participants pursuant to the Pension Protection Act of 2006, certain shares of class A preferred stock held by the Plan became eligible for conversion into SAIC, Inc. common stock at the direction of plan participants effective January 2, 2007. One half of the remaining shares of SAIC, Inc. class A preferred stock become exchangeable on January 2, 2008 and the remainder becomes exchangeable on January 2, 2009. Once exchanged into common stock, participants may further exchange into any other mutual fund offered by the Plan or take a distribution in accordance with the Plan rules.

Payment of Special Dividend—In connection with the October 2006 reorganization merger, the Company paid a special dividend to holders of record as of October 12, 2006 of its class A common stock and class B common stock of $15 per share and $300 per share, respectively. The dividend payment to the Plan totaled $893,080,000 and was held by the Plan in a money market fund as of December 31, 2006, pending determination of certain tax matters and allocation to Plan participants. These funds were allocated to participant accounts in February 2007, upon the resolution of certain matters related to the tax treatment of the special dividend.

The Limited Market Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, there was no public market for the Company’s common stock. A limited market maintained by the Company’s wholly-owned broker-dealer subsidiary, Bull, Inc., permitted existing stockholders to offer Company common stock for sale on predetermined trade dates at the price determined by the Company’s Board of Directors (the Board). Historically, the Company conducted four trades each year; however, a scheduled trade

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

could be postponed or cancelled. In addition, the Company provided retirement plan participants with the opportunity to sell Company common stock held in the ESRP. The retirement plan trades generally occurred on a quarterly basis in conjunction with the limited market trades. The last limited market trade occurred on June 30, 2006.

Subject to certain legal and contractual restrictions, the Company was authorized, but not obligated, to purchase shares of common stock in the limited market on any trade date, but only if and to the extent that the number of shares offered for sale by stockholders exceeded the number of shares sought to be purchased by authorized buyers, and the Company, in its discretion, determined to make such purchases. The Company purchased a significant amount of its common stock in the limited market during recent periods leading up to the October 2006 reorganization merger. The Company’s purchases during 2006 and 2005 balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers in the limited market. Following completion of the reorganization merger and initial public offering, the Company no longer conducts limited market trades.

Determination of Stock Price Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, the price of the Company’s common stock was determined by the Company’s Board using a valuation process that included input from an independent appraisal firm and a stock price formula adopted by the Board. The stock price remained in effect until subsequently changed. The Board historically reviewed the stock price at least four times each year, generally during its regularly scheduled board meetings, approximately one week before the four predetermined trade dates. Due to uncertainty regarding the completion date of the then-proposed public offering, the limited market trades and retirement plan transactions did not occur on a regular basis in 2006 and the stock price was only reviewed by the Board when necessary to support such trades. When a trade occurred, the Board reviewed the stock price during the period between a board meeting and the trade date to determine whether the stock price continued to represent a fair market value, and if necessary, modified the price. The Board set the price at an amount it believed represented fair market value; however, there was no assurance that the stock price represented the value that would have been obtained if the stock had been publicly-traded. After the Board established the stock price, the appraisal firm reviewed the price and provided an opinion letter to the Board and the Committee as to whether the stock price appeared to reflect the fair market value of the Company’s common stock.

Purchases of Company Common Stock Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, the Plan was not permitted to purchase shares of Company common stock unless the stock price that was established by the Board was determined by the Committee, in reliance on an appraisal by the independent appraiser, among other factors, to represent the fair market value of the shares.

Stock Funds Prior to the Reorganization Merger—Prior to the October 2006 reorganization merger, all amounts in the Stock Funds were invested in Company common stock, except for estimated cash reserves which were primarily used to provide future benefit distributions, future investment exchanges and other cash needs. Cash remaining after accounting for estimated cash reserves generally was used to purchase Company common stock at the stock price then in effect. Shares purchased by the Plan were acquired in the limited market or were purchased from the Company. Shares of Company common stock purchased by the Plan subsequent to the September 1, 2005, announcement of the Company’s intention to conduct a public offering were purchased in trades conducted directly with the Company on October 14, 2005 and December 30, 2005. If there were not enough cash reserves in the Stock Funds to provide benefit distributions and/or investment exchanges, shares held by the Stock Funds would be offered to the Company for purchase. In the event the Company declined to purchase shares, the Plan could offer shares for sale in the limited market.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on their trade dates. Dividend income is recorded on the ex-dividend date.

Adoption of New Accounting Pronouncement—In 2006, the Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). Under the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The Plan’s adoption of the FSP in 2006 did not have a material effect on the Plan’s financial statements and did not impact the amount of net assets available for benefits.

Investment Valuation and Income Recognition—Investments are carried at fair value as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trust—The Plan’s investment in the VGI Retirement Savings Trust A is valued by Vanguard based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The VGI Retirement Savings Trust is a stable value fund. The fund invests principally in guaranteed interest contracts (GICs) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (SICs) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Contract value approximates fair value at December 31, 2006 and 2005.

Investment in SAIC, Inc. Class A Preferred and Common Stock—Shares of SAIC, Inc. common stock are publicly traded on the New York Stock Exchange. While SAIC, Inc.’s class A preferred stock is not listed on a national securities exchange or traded in an organized over-the-counter market, the shares may be converted into SAIC, Inc. common stock on a one-for-one basis upon expiration of the applicable restriction periods or as a result of certain diversification rights provided by the Pension Protection Act of 2006. Based in part on an independent appraisal, as of December 29, 2006, the Plan believes that the market price of SAIC, Inc.’s common stock reasonably approximates the fair value of the class A preferred stock. Accordingly, the fair value of investments in SAIC, Inc. class A preferred stock and common stock held by the Plan is based on the publicly-traded value of SAIC, Inc. common stock as of December 31, 2006.

Investment in Science Applications International Corporation Class A Common Stock—Prior to the Company’s October 2006 reorganization merger, the fair value of the Company’s class A common stock was based upon the latest price set by the Board prior to December 31 of each year (see Note 2). The value of the Company’s class A common stock as of December 31, 2005, was based upon a price of $43.92 per

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

share, representing the price set by the Board of Directors on December 23, 2005. The Committee received an opinion from the independent appraisal firm that such price of the Company’s class A common stock appeared to reflect the fair market value as of that date. The appraiser’s opinion for the December 23, 2005 value assumed the Company would purchase sufficient shares in subsequent limited market trades to cause the trades to be fully subscribed and that the stockholders would be able to sell all shares offered for sale in those trades. While the Company was not obligated to purchase shares, it did purchase sufficient shares in the December 2005 and subsequent trades to satisfy all offers to sell shares. Because of the nature of the limited market trading process and other relevant valuation data, the Plan believes that the December 23, 2005 price is representative of the fair value of the shares at December 31, 2005.

Participant Loans—Participant loans are carried at the aggregate unpaid principal balance of loans outstanding.

Investment Gains and Losses—The gains or losses realized on sales of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. Benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2006 were $6,157,000, including $6,133,000 stemming from certain lock-up restrictions related to the reorganization merger and initial public offering as described in Note 2. Benefits payable as of December 31, 2005 were $706,000.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005, are separately identified below.

	As of December 31
	2006		2005
Mutual funds:
Vanguard 500 Index Fund	$429,169,000	*	$360,239,000	*
Vanguard Windsor Fund	238,745,000		207,336,000	*
Vanguard Prime Money Market Fund	1,341,589,000	*	265,272,000	*
Dodge & Cox Stock Fund	342,533,000	*	228,778,000	*
SAIC, Inc. class A preferred stock	2,054,017,000	*	—
Science Applications International Corporation class A common stock	—		1,093,606,000	*

*	Represents 5% or more of the Plan’s net assets available for benefits at respective year-end.

During the years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2006	2005
Mutual funds	$210,690,000	$53,088,000
SAIC, Inc. class A preferred stock	204,915,000	—
SAIC, Inc. common stock	(1,371,000)	—
Science Applications International Corporation class A common stock	(666,025,000)	142,444,000

Net appreciation (depreciation) in fair value	$(251,791,000)	$195,532,000

The reduction in value of Science Applications International Corporation class A common stock for the year ended December 31, 2006 was significantly affected by the declaration and payment of a special dividend of $15 per share of class A common stock. The Plan invests in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of changes in net assets or investments relating to the nonparticipant-directed Stock Funds are as follows:

	As of December 31
	2006	2005
Investments—at fair value—nonparticipant-directed Stock Funds	$1,534,405,000 *	$327,710,000	*

	Years Ended December 31
	2006	2005
Changes in nonparticipant-directed investments:
Contributions	$30,427,000	$12,707,000
Net appreciation of investments	(323,737,000)	42,068,000
Distributions to participants	(162,089,000)	(12,917,000)
Net transfers	1,662,094,000	9,257,000

Net increase in nonparticipant-directed investments	$1,206,695,000	$51,115,000

*	Represents 5% or more of the Plan’s net assets available for benefits at respective year-end.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reported in the financial statements to Schedule H on Form 5500:

	As of December 31
	2006	2005
Net assets available for benefits as reported in financial statements	$6,302,842,000	$3,481,561,000
Distributions payable	(6,157,000)	(706,000)
Participant loans deemed distributed	(1,011,000)	(959,000)

Net assets available for benefits reported on Schedule H on Form 5500	$6,295,674,000	$3,479,896,000

The following is a reconciliation of distributions to participants for the year ended December 31, 2006, as reported in the financial statements to the Schedule H on Form 5500:

Distributions to participants as reported in the financial statements	$398,467,000
Add amounts payable at December 31, 2006	6,157,000
Less amounts payable at December 31, 2005	(706,000)

Distributions to participants reported on Schedule H of Form 5500	$403,918,000

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of deemed distributions of participant loans for the year ended December 31, 2006, as reported in the financial statements to the Schedule H on Form 5500:

Deemed distributions of participant loans as reported in the financial statements	$—
Add participant loans deemed distributed in 2006	52,000

Deemed distributions of participant loans reported on Schedule H of Form 5500	$52,000

*    *    *    *    *    *

SUPPLEMENTAL SCHEDULE

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

(FORMERLY THE SCIENCE APPLICATIONS INTERNATIONAL

CORPORATION 401(K) PROFIT SHARING PLAN)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, and Collateral	(d) Cost		(e) Current Value
*	SAIC, Inc. class A preferred stock	Company stock	$796,984,000	^	$2,054,017,000
*	SAIC, Inc. common stock	Company stock	40,052,000	^	38,220,000
*	Vanguard Total Bond Market Index Fund	Mutual fund	**		140,916,000
*	Vanguard Short-Term Bond Index Fund	Mutual fund	**		72,331,000
*	Vanguard 500 Index Fund	Mutual fund	**		429,169,000
*	Vanguard Prime Money Market Fund	Mutual fund	**		1,341,589,000
*	Vanguard Mid-Cap Index Fund	Mutual fund	**		118,499,000
*	Vanguard Developed Markets Index Fund	Mutual fund	**		48,585,000
*	Vanguard Windsor Fund	Mutual fund	**		238,745,000
*	Vanguard International Growth Fund	Mutual fund	**		161,075,000
	PIMCO Total Return Fund	Mutual fund	**		75,955,000
*	Vanguard Small-Cap Index Fund	Mutual fund	**		94,607,000
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund	**		174,016,000
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund	**		150,416,000
*	Vanguard LifeStrategy Growth Fund	Mutual fund	**		163,639,000
	Dodge & Cox Stock Fund	Mutual fund	**		342,533,000
	T. Rowe Price Mid-Cap Value Fund	Mutual fund	**		116,947,000
	Long Leaf Partners Small-Cap Fund	Mutual fund	**		85,271,000
	Morgan Stanley Institutional Fund Emerging Markets A	Mutual fund	**		111,643,000
	T. Rowe Price Mid-Cap Growth Fund	Mutual fund	**		37,025,000
*	Vanguard Explorer Fund	Mutual fund	**		32,931,000
*	Vanguard PRIMECAP Fund	Mutual fund	**		175,121,000
*	VGI Retirement Savings Trust A	Common collective trust	**		16,378,000
*	Participant loans	Interest rates from 4% to
		12%; maturities from
		January 2007 through
		December 2031	**		53,875,000

	TOTAL INVESTMENTS				$6,273,503,000

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment.
^	Includes participant-directed and nonparticipant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Science Applications International Corporation RETIREMENT PLAN

DATE: June 29, 2007	/s/ LUCY K. MOFFITT
Lucy K. Moffitt Member, Science Applications International Corporation Retirement Plans Committee

Exhibit Index

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP